The Notice for Form 1-A Qualification

LEMONT INC
CIK: 0001617216
61-12 228th Street, 1st Fl
Bayside, NY11364

June 16, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:
     Rahul Patel, Attorney-Advisor
     Erin E Martin, Senior Counsel
     Sonia Gupta Barros, Assistant Director

Re: Lemont Inc
     Offering Statement on Form 1-A
     File No. 024-10437

Form 1-A start to be qualification.

The following content is a written statement from the company acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wanjun Xie
Wanjun Xie

President
Lemont Inc
Date: June 16, 2015